SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Third Wave Technologies, Inc.

(Name of Subject Company)

Third Wave Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88428W108

(CUSIP Number of Class of Securities)

Glenn P. Muir

Executive Vice President, Secretary and Treasurer

Third Wave Technologies, Inc.

502 South Rasa Rd.

Madison, Wisconsin 53719

608-273-8933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard W. Porter, P.C.

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois 60601-6636

(312) 861-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2008 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Third Wave Technologies, Inc. (“Third Wave”), a Delaware corporation, relating to a cash tender offer (the “Offer”) to purchase all of Third Wave’s outstanding common shares, $0.001 par value per share (the “Common Stock”) at a price of $11.25 per share, net to the seller in cash, made by Hologic, Inc., a Delaware corporation (“Hologic”) and Thunder Tech Corp., a Delaware corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated June 18, 2008 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 8, 2008, Purchaser and Hologic’s offer to purchase, dated June 18, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Purchaser is a direct wholly-owned subsidiary of Hologic.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(h) Other Material Information

At 12:00 midnight, New York City time, on July 23, 2008, the subsequent offering period expired. The depositary for the Offer has advised that, as of the expiration of the subsequent offering period, to date shareholders of Third Wave had validly tendered and not withdrawn approximately 46,073,523 common shares, which represents approximately 92.05% of the currently outstanding common shares. Upon expiration of the subsequent offering period, the Purchaser accepted for payment in accordance with the terms of the Offer all shares of common stock that were validly tendered and not withdrawn prior to expiration of the subsequent offering period.

After the completion of the Offer, the Purchaser had sufficient voting power to approve the Merger without the affirmative vote of any other Third Wave shareholder. On July 24, 2008, the Purchaser completed the acquisition of Third Wave through a short form merger.

As a result of the Merger, Third Wave has become a wholly-owned subsidiary of Hologic, and each outstanding share of Third Wave’s common stock will be cancelled and (except for shares held by Hologic or Purchaser, or shares for which appraisal rights are properly demanded) will be converted into the right to receive $11.25 per share, without interest (the same consideration received by holders who tendered in the Offer).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD WAVE TECHNOLOGIES, INC.

By: /s/ Glenn P. Muir

Name: Glenn P. Muir

Title: Executive Vice President, Secretary and Treasurer

Dated: July 24, 2008